Exhibit 17.1

Dala Petroleum Corp.

175 S. Main Street

Suite 1410

Salt Lake City, Utah 84111

May 10, 2016

To The Board of Directors:

I hereby announce my resignation as Director, of Dala Petroleum Corp., a Delaware corporation and its operating subsidiary, Dala Petroleum Corp., a Nevada corporation effectively immediately.  My decision to resign is not the result of any dispute, claim, or issue with the Company.

Respectfully,

/s/Clancy Cottman

Clancy Cottman